Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The information below was posted to AMR Corporation’s intranet site on March 5, 2013.

Jetwire	TUESDAY, MARCH 5 2013

Performance Statistics

On-Time Experience

AA	Mon	MTD	Target
D-0	66.9	61.8	65.9
A+14	88.7	84.9	79.9

Eagle
D-0	75.0	64.0	74.0
A+14 DOT	85.4	72.9	83.4

Every Bag Counts
AA	Mon	MTD*	DOT Standard
	2.17	2.78	2.85

* DOT claims per 1000 customers

Announcements

American and US Airways Receive Request for Additional Information from U.S. Department of Justice

As part of our proposed merger, American and US Airways received a request for additional information from the U.S. Department of Justice (DOJ). A second request is a routine part of the Hart-Scott-Rodino merger review process and we are working cooperatively with the DOJ as it continues its review of our proposed merger. All three of the previous airline mergers in the U.S. received second requests for more information. The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of securities or assets until they have made a detailed filing with the U.S. Federal Trade Commission and DOJ. In our case, the DOJ is reviewing the merger to determine if the combination will adversely affect U.S. commerce under the antitrust laws (that is, the provision gives regulators time to examine whether a merger or acquisition will substantially lessen competition).

» Flight Attendant Language Speaker Openings Now Extended through April 5 for External Applicants

Job postings for several flight attendant language speaker positions, including Korean, Japanese, Mandarin, Finnish, Italian and German have been extended and will now remain open for external candidates through April 5. Please encourage any qualified applicants you know to visit aacareers.com to learn more about the openings. Our first flight attendant classes are underway, and several language speakers have started training. However, we need your help in identifying Finnish and Chinese Mandarin bilingual speaking applicants to apply.

AMR in the News

From The Associated Press

American and Eagle Adding New Routes This Summer

American and American Eagle will add new flights to San Diego and Mexico this summer. American said starting June 12, it will add a daily nonstop flight between Miami and San Diego, using 150-seat Boeing 737-800 jets. The same day, American Eagle will begin flying from DFW to two new cities in Mexico—daily service to Hermosillo and three days per week to Zacatecas—if it gets government approval. Those flights will use 44-seat Embraer planes.

Industry News

From the Seattle Times

Alaska Powers Through Turbulent Industry

Alaska Airlines flies to 16 towns accessible only by plane or boat and, in doing so, ferries food and medical supplies, takes thousands of oil workers above the Arctic Circle and operates as the biggest air shipper for the state’s fisheries. This role as primary in-state transport is still a healthy business, but Alaska Airlines has prospered by expanding its services. From its Seattle base, it now has a bigger presence than other airlines along much of the West Coast. In 2007, it moved into Hawaii; its flights to the state now account for 20 percent of its available seat miles, an industry standard for measuring capacity. The carrier took a decisive turn in the 1980s when deregulation upended the industry, lifting restrictions on where airlines could fly. Alaska swooped into Portland and San Francisco, then Southern California. Soon it was flying up and down the West Coast and, eventually, all the way to Mexico. Alaska also has commercial agreements with American and Delta, allowing them to sell tickets on Alaska flights and reducing their need for much coverage in the state.

From The Associated Press

Middle East Becomes the World’s New Travel Crossroads

For generations, international fliers have stopped over in London, Paris and Amsterdam. Now, they increasingly switch planes in Dubai, Doha and Abu Dhabi, making this region the new crossroads of global travel. The switch is driven by both the airports and airlines, all backed by governments that see aviation as the way to make their countries bigger players in the global economy. The real key to the airlines’ incredible growth is geography. Their hubs in Qatar and the United Arab Emirates are an eight-hour flight away from two-thirds of the world’s population, including a growing middle class in India, China and Southeast Asia that is eager to travel.

Persian Gulf carriers are already chipping away at some U.S. and European airlines’ most lucrative business: long-haul international flights. But it’s what’s ahead that really has other airlines worried. Gulf carriers hold one-third of the orders for the Boeing 777 and Airbus A380—two of the world’s largest and farthest-flying jets. That’s enough planes to put 70,000 passengers in the air at any given moment. European airlines stand to lose the most business because of their geography, but that doesn’t mean that U.S. carriers aren’t watching closely. The three Gulf airlines already fly to Chicago, Dallas/Fort Worth, Houston, Los Angles, New York, San Francisco, Seattle and Washington and are adding flights at breakneck pace. The airlines aren’t just dipping their toes into these markets; they are diving in, in some cases with giant double-decker Airbus A380s that can seat 489 passengers.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, March 4

Crude oil was $90.12 a barrel, down $0.56 from the previous day.

Jet fuel price was $124.49 a barrel, down $2.13.

It’s a Fact

Hermosillo is centrally located in the northwestern Mexican state of Sonora. Zacatecas is located in north-central Mexico in the state of the same name.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor—Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.